September 27, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Matthew Crispino – Staff Attorney

Re:	India Ecommerce Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed June 14, 2011 File No. 333-174889

Ladies and Gentlemen:

This letter sets forth the responses of India Ecommerce Corporation ( the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of July 12, 2011.  Each numbered paragraph below responds to the comment having the same number in the July 12 comment letter.

Responses to Comments:

1.	Language has been added to give more detail concerning the proposed business of the Company. (pages 5, 17 and 22).

2.	The language that “over the next 2-3 years, the Indian ecommerce marketplace will undergo tremendous growth” has been deleted. (page 5).

3.	A reference to the Company’s agreement with Aspen Asset Management has been added (page 5) and the agreement has been added as Exhibit 10.4. (page 40).

4.
The table reference to May 31, 2011 did in fact reference the Company’s balance sheet as of March 31, 2011 and should have stated such.  However, this reference has altogether been updated to reflect the financial statements for the period ended June 30, 2011 which have been inserted at F-12.    (page 6).

5.	An additional risk factor regarding additional financing required through August 2013 for product development has been added. (page 7).

6.	The Company confirms that it intends to file a Form 8-A to register under the Exchange Act.

7.	A risk factor regarding additional expenses of being a public company has been added (page 9).

8.	The generic risk factors have been deleted.

9.
Language has been added to the first risk factor to indicate that, at September 23, 2011, the Company had cash of $4,000 and that the funds required for product development through August 2013 are $1,200,000. (page 7).

10.	This risk factor has been deleted as generic. The disclosure regarding lack of intellectual property protection (except trade secret) remains. (page 23).

11.
Disclosure has been added to the MD&A regarding the need to raise $1,200,000 for implementation of the Company’s business plan through August 2013, as well as the categories of expenses for which the funds are required. (page 18).

12.	Please see response to item 11.

13.	The overview has been expanded and clarified to eliminate the potential inconsistency referred to in item 13 of the comment letter. (page 22).

14.	The “Employees” paragraph has been corrected to identify both employees. (page 23).

15.	The lease agreement has been added as Exhibits 10.1 through 10.3 (page 40).

16.
Language has been added explaining the Company’s view that the other business activities of Messrs. Badjatia and Gangawal will not create a conflict of interest and that they work full-time for the Company.  (page 25).

17.	Language has been added that all sales of the securities will be at a fixed price until quoted on the OTCBB or an exchange. (page 30).

18.	We are informed by the Company that, while certain of the selling shareholders have family relationships, these do not rise to the level of attribution of beneficial ownership.

19.	The table has been corrected as to percentage ownership by the selling shareholders. (pages 32 and 33).

20.
Footnotes have been added as to the natural persons exercising voting and / or dispositive powere over the securities owned by legal entities. (pages 33 and 34). The Company has not determined the identity of one of these natural persons and will add that person’s name by amendment once determined (page 34, footnote 7).

21.	The undertaking referred to in item 21 of the comment letter was included in error and has been deleted. (pages 40 and 41).

22.	The signature blocks and power of attorney has been corrected. (page 42).

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Very Truly Yours,

/s/ Ashish Badjatia
Ashish Badjatia
President